Exhibit 99.1

News Release

AIR CANADA REPORTS FOURTEENTH CONSECUTIVE MONTH OF RECORD LOAD FACTORS FOR MAY

•	Domestic passenger load factor at 81.6% - highest ever for May
•	System passenger load factor at 79.9% - highest ever for May

MONTRÉAL, June 7, 2005 - Air Canada reported a system load factor of 79.9 per cent in May 2005, the highest ever for May. The mainline carrier flew 6.7 per cent more revenue passenger miles (RPMs) in May 2005 than in May 2004, according to preliminary traffic figures. Overall, capacity increased by 4.7 per cent, resulting in a load factor of 79.9 per cent, compared to 78.5 per cent in May 2004; an increase of 1.4 percentage points. In the domestic market, capacity increased by 1.7 per cent and traffic increased by 4.1 per cent resulting in a domestic load factor of 81.6 per cent - a 1.9 percentage point increase year over year.

Jazz, Air Canada’s regional airline subsidiary, flew 32.1 per cent more revenue passenger miles in May 2005 than in May 2004, according to preliminary traffic figures. Capacity increased by 12.4 per cent, resulting in a load factor of 72.8 per cent, compared to 61.9 per cent in May 2004; an increase of 10.9 percentage points.

Domestic traffic, on a combined basis for Air Canada and its regional carrier, Jazz, rose 9.3 per cent.

"Traffic for the month of May again exceeded capacity growth maintaining our momentum of record breaking load factor performance for the14th consecutive month," said Montie Brewer, President and Chief Executive Officer. "Air Canada has clearly become the carrier of choice for consumers seeking the lowest fares to the greatest number of destinations on an everyday basis. Our employees are earning the loyalty of more and more customers who recently ranked Air Canada as the Best Airline in North America in an independent international survey of over 12 million air travelers. I am extremely proud that once again in May they ensured exceptional operating performance."

This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.
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AIR CANADA MAINLINE (Includes Jetz)
		May			Year-To-Date
		2005	2004	Change	2005	2004	Change
Traffic (RPMs millions)		3,655	3,427	+6.7%	17,149	16,305	+5.2%
Capacity (ASMs millions)		4,574	4,367	+4.7%	21,658	21,618	+0.2%
Load Factor		79.9%	78.5%	+1.4 pts	79.2%	75.4%	+3.8 pts
	RPMs	1,131	1,086	+4.1%	4,921	4,787	+2.8%
Canada	ASMs	1,386	1,363	+1.7%	6,204	6,378	-2.7%
	Load Factor	81.6%	79.7%	+1.9 pts	79.3%	75.1%	+4.2 pts
	RPMs	521	468	+11.3%	2,977	2,926	+1.7%
U.S. Transborder	ASMs	728	707	+3.0%	3,984	4,317	-7.7%
	Load Factor	71.6%	66.2%	+5.4 pts	74.7%	67.8%	+6.9 pts
	RPMs	1,011	914	+10.6%	3,919	3,720	+5.3%
Atlantic	ASMs	1,198	1,081	+10.8%	4,730	4,631	+2.1%
	Load Factor	84.4%	84.6%	-0.2 pts	82.9%	80.3%	+2.6 pts
	RPMs	719	715	+0.6%	3,235	3,047	+6.2%
Pacific	ASMs	888	892	-0.4%	4,003	3,858	+3.8%
	Load Factor	81.0%	80.2%	+0.8 pts	80.8%	79.0%	+1.8 pts
	RPMs	273	244	+11.9%	2,097	1,825	+14.9%
Latin America & Other	ASMs	374	324	+15.4%	2,737	2,434	+12.4%
	Load Factor	73.0%	75.3%	-2.3 pts	76.6%	75.0%	+1.6 pts

AIR CANADA REGIONAL (Jazz)
	May			Year-To-Date
	2005	2004	Change	2005	2004	Change
Traffic (RPMs millions)	185	140	+32.1%	792	665	+19.1%
Capacity (ASMs millions)	254	226	+12.4%	1,121	1,113	+0.7%
Load Factor	72.8%	61.9%	+10.9 pts	70.7%	59.7%	+11.0 pts

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741
Internet:	aircanada.com